SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Akerna Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00973W 102

(CUSIP Number)

June 17, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00973W 102

1	Names of Reporting Person. M&J Special Investments LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 992,646 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 992,646 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 992,646
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.5% (2)
12	Type of Reporting Person OO

(1)

Represents 992,646 shares held by M&J Special Investments LLC. Messrs. Pritzker and Perkovich, the managers of M&J Special Investments LLC, have voting and dispositive power over the shares held by M&J Special Investments LLC.

(2)

Based on a total of 10,400,381 shares of common stock issued and outstanding as of June 25, 2019 as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 21, 2019.

CUSIP No. 00973W 102

1	Names of Reporting Person. Nicholas J. Pritzker
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 992,646 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 992,646 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 992,646
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.5% (2)
12	Type of Reporting Person IN

(1)

Represents 992,646 shares held by M&J Special Investments LLC. Messrs. Pritzker and Perkovich, the managers of M&J Special Investments LLC, have voting and dispositive power over the shares held by M&J Special Investments LLC.

(2)

Based on a total of 10,400,381 shares of common stock issued and outstanding as of June 25, 2019 as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 21, 2019.

CUSIP No. 00973W 102

1	Names of Reporting Person. Joseph I. Perkovich
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 992,646 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 992,646 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 992,646
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.5% (2)
12	Type of Reporting Person IN

(1)

Represents 992,646 shares held by M&J Special Investments LLC. Messrs. Pritzker and Perkovich, the managers of M&J Special Investments LLC, have voting and dispositive power over the shares held by M&J Special Investments LLC.

(2)

Based on a total of 10,400,381 shares of common stock issued and outstanding as of June 25, 2019 as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 21, 2019.

Item 1(a).	Name of Issuer

Akerna Corp. (“Issuer”) (as successor to MTech Acquisition Corp.)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1601 Arapahoe Street, Suite 900, Denver Colorado 80202

Item 2(a).	Names of Person Filing

This Schedule 13G is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	M&J Special Investments LLC

(ii)	Nicholas J. Pritzker

(iii)	Joseph I. Perkovich

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of each of the Reporting Persons is c/o Tao Capital Partners, 1 Letterman Drive, Suite C4-420, San Francisco, CA 94129.

Item 2(c).	Citizenship

(i)	M&J Special Investments LLC is a limited liability company formed in the State of Delaware.

(ii)	Nicholas J. Pritzker is a citizen of the United States of America.

(ii)	Joseph I. Perkovich is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e).	CUSIP Number

00973W 102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under Section 8 of the Investment Company Act.

(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2019	M&J Special Investments LLC

	By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: Manager of M&J Special Investments LLC

Date: July 2, 2019	By:	/s/ Nicholas J. Pritzker
Nicholas J. Pritzker

Date: July 2, 2019	By:	/s/ Joseph I. Perkovich
Joseph I. Perkovich

EXHIBIT 1—JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Common Stock of Akerna Corp. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Date: July 2, 2019

M&J Special Investments LLC

By:	/s/ Joseph I. Perkovich
Name: Joseph I. Perkovich
Title: Manager of M&J Special Investments LLC

/s/ Nicholas J. Pritzker
Nicholas J. Pritzker

/s/ Joseph I. Perkovich
Joseph I. Perkovich